Filed Pursuant to Rule 433
Registration No: 333-132936-14
Dated May 1, 2008

$4,000,000,000
5% SENIOR NOTES DUE 2013
FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (acting through its New York Branch)
Note type:	Senior Fixed-Rate Notes
Ratings:	Aa1 / AA- / AA- (Stable / Negative / Stable)
Minimum denomination:	$100,000 x $1,000
Trade date:	May 1, 2008
Settlement date:	May 6, 2008 (T+3)
Maturity date:	May 15, 2013
Principal amount:	$4,000,000,000
Benchmark:	UST 3.125% due April 30, 2013
Benchmark yield and price:	3.050% or 100 – 11
Re-offer spread:	T + 200 bps
Re-offer yield to maturity:	5.050%
Semi-annual Coupon:	5.000%
Public offering price:	99.779%
Gross spread:	0.350%
Net proceeds to Issuer:	$3,977,160,000
Interest payment dates:	May 15th and November 15th (First payment: November 15th, 2008)
Day count:	30/360
CUSIP:	2254C0TC1
ISIN:	US2254C0TC15
Sole bookrunner (92.25%):	Credit Suisse Securities (USA) LLC

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
Comerica Securities, Inc.
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
KeyBanc Capital Markets Inc.
Morgan Keegan & Company, Inc.
Popular Securities, Inc.
Santander Investment Securities Inc.
SunTrust Robinson Humphrey, Inc.
Wachovia Capital Markets, LLC
Wells Fargo Securities, LLC

Junior co-managers (0.25% each):	Blaylock Robert Van, LLC MFR Securities, Inc. Trilon International Inc.

The issuer has filed a registration statement, including a prospectus, a prospectus supplement and preliminary pricing supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.